SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                                                     Commission File No. 0-21163

                          NOTIFICATION OF LATE FILING
(Check One):[ ]Form10-KSB [ ]Form 11-K  [ ]Form 20-F [X]Form 10-QSB
[ ] Form N-SAR

         For Period Ended: September 30, 2000
                           -----------------------------------------------------

[ ]Transition Report on Form 10-K             [ ]Transition Report on Form 10-Q
[ ]Transition Report on Form 20-F             [ ]Transition Report on Form N-SAR
[ ]Transition Report on Form 11-K

          For the Transition Period Ended:
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     Read attached  instruction  sheet before  preparing  form.  Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: CBES Bancorp, Inc.
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Former name if applicable:
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Address of principal executive office (Street and Number):
 1001 N. Jesse James Road
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City, state and zip code: Excelsior Springs, Missouri 64024
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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be
 [X] filed before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     THE REGISTRANT REQUIRES ADDITIONAL TIME TO PREPARE FINANCIAL INFORMATION NECESSARY TO PROVIDE FULL AND COMPLETE DISCLOSURE IN ITS QUARTERLY REPORT ON FORM 10-QSB (THE "FORM 10-QSB"). AS A RESULT, THE REGISTRANT WAS UNABLE TO COMPLETE THE FORM 10-QSB BY THE PRESCRIBED DATE, WITHOUT UNREASONABLE EFFORT AND EXPENSE.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

 Dennis D. Hartman                           (816)  630-6711
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   (Name)                               (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                  [X]Yes      [ ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [X]Yes      [ ]No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant anticipates the following changes in its results of operations for the three months ended September 30, 2000 compared to the three months ended September 30, 1999: the provision for loan losses will be approximately $568,000 for the current quarter compared to $38,000 for the comparable period last year; and other non-interest expense will be approximately $570,000 for the current quarter, reflecting a $320,000 charge for possible bad check losses, compared to $250,000 for the comparable period last year. For the current quarter, the Company's net loss is expected to approximate $(378,000), or $(.45) per share, compared to net earnings of $248,000, or $.28 per share for the comparable period last year.



                            CBES Bancorp, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2000             By:/s/ Dennis D. Hartman
                                       -----------------------------------------
                                       Dennis D. Hartman, President and
                                        Chief Executive Officer